UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. ___)*

Pechiney

(Name of Issuer)

Pechiney Common Shares,
nominal value €15.25 per share

(Title of Class of Securities)

and

Pechiney American Depositary Shares
(each representing one-half of one Pechiney Common Share)

(Title of Class of Securities)

705151207
(CUSIP Number of Class of Securities)
Roy Millington, Secretary Alcan Inc. 1188 Sherbrooke Street West Montreal, Quebec H3A 3G2 Canada (514) 848-8000	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Scott D. Miller Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

December 15, 2003

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 705151207			Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS Alcan Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP)	(A) ☐ (B) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,673,850*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 85,673,850*
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,673,850*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [*]	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.2%
14		TYPE OF REPORTING PERSON CO

* Includes 7,722,915 Pechiney Common Shares into which the Pechiney OCEANEs owned by Alcan may be converted and 159 Pechiney Common Shares into which the Pechiney Bonus Allocation Rights owned by Alcan may be converted.

This statement on Schedule 13D (this "Statement") relates to the acquisition by Alcan Inc., a Canadian corporation ("Alcan"), of certain securities of Pechiney, a société anonyme organized under the laws of France ("Pechiney").

Alcan filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated October 27, 2003, as amended, relating to its third-party tender offers (the "Offers") to acquire all of the outstanding common shares, nominal value €15.25 per share (the "Pechiney Common Shares"), the bonus allocation rights, each bonus allocation right entitling the holder to 0.1 of a Pechiney Common Share (the "Pechiney Bonus Allocation Rights"), the American depositary shares, each American depositary share representing one-half of one Pechiney Common Share (the "Pechiney ADSs") and the bonds issued by Pechiney that are convertible or exchangeable into new or existing Pechiney Common Shares (obligations à option de conversion en actions nouvelles et/ou d'échange en actions existantes) (the "Pechiney OCEANEs") (the Pechiney OCEANEs, together with the Pechiney Common Shares, the Pechiney Bonus Allocation Rights and the Pechiney ADSs, the "Pechiney Securities") of Pechiney.

ITEM 1. SECURITY AND ISSUER

The classes of securities to which this Statement relates are the Pechiney Common Shares and the Pechiney ADSs. The Pechiney Common Shares include all Pechiney Common Shares underlying Pechiney ADSs, Pechiney Bonus Allocation Rights and Pechiney OCEANEs. The principal executive offices of Pechiney are located at 7, Place due Chancelier Adenauer, 75116 Paris, France.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Alcan Inc., a corporation organized under the laws of Canada. The principal executive offices of Alcan are located at 1188 Sherbroke Street West, Montreal, Quebec, Canada H3A 3G2.

The principal business of Alcan is to act as the parent company of an international group involved in many aspects of the aluminum and packaging industries, the activities of which include bauxite mining, alumina refining, specialty chemicals, power generation, aluminum smelting, manufacturing, recycling and packaging, as well as research and development.

Schedule I, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and director of Alcan: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years none of Alcan or, to the best of Alcan's knowledge, any of its directors, officers, associates or majority-owned subsidiaries has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Alcan offered to exchange for each Pechiney Common Share, each 10 Pechiney Bonus Allocation Rights or each two Pechiney ADSs tendered into the Offers:

  €28.60 in cash (subject to increase as described below), and

  0.5441 Alcan Common Shares.

If, following the conclusion of the Offers (including the subsequent offering period), the number of Pechiney Securities tendered into the Offers represents more than 95% of the capital and voting rights of Pechiney (on a fully diluted basis, but not including Pechiney Common Shares corresponding to Pechiney subscription options converted by liquidity agreements signed and executed on the agreed date, as described in the press release issued by Alcan on November 18, which is incorporated by reference herein), Alcan will provide the following additional consideration to tendering holders of Pechiney Securities:

  €1 for each Pechiney Common Share tendered in the Offers;

  €0.10 for each Pechiney Bonus Allocation Right tendered in the Offers;

  €0.50 for each Pechiney ADS tendered in the Offers; and

  €0.40 for each Pechiney OCEANE tendered in the Offers.

In order to fund the cash consideration to be paid in connection with Alcan's Offers for Pechiney, Alcan used its working capital and the net proceeds of its issuance of U.S.$500 million of 5.20% Notes due 2014 and U.S.$750 million of 6.125% Notes due 2033. In addition, Alcan borrowed from its wholly-owned subsidiary, Alcan Aluminum Corporation, the net proceeds of Alcan Aluminum Corporation's issuance of U.S$500 million Floating Rate Notes due 2004 and U.S.$500 million Floating Rate Notes due 2005, and will use such net proceeds to fund another portion of the cash consideration.

ITEM 4. PURPOSE OF TRANSACTION

Alcan's Offers to acquire all outstanding Pechiney Securities are being made through two separate offers: a U.S. offer, open to all holders of Pechiney Securities (other than Pechiney ADSs) located in the United States and Canada and to all holders of Pechiney ADSs, wherever located, and a French offer, open to all holders of Pechiney Securities (other than Pechiney ADSs) located in France and located in jurisdictions outside of France, Canada and the United States if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French offer (the U.S. offer and the French offer are collectively referred to as the "Offers"). Alcan's U.S. offer is made on the terms and subject to the conditions set forth in the prospectus dated October 24, 2003 (the "Prospectus"), incorporated herein by reference, and the related letter of transmittal and forms of acceptance, incorporated herein by reference. The French offer is made on terms, and subject to conditions, substantively the same as the terms and conditions of the U.S. offer.

The purpose of Alcan's Offers is to enable Alcan to acquire all of the outstanding Pechiney Securities. For a complete description of Alcan's reasons for the Offers, see the Section titled "The Offers-Reasons for the Offers" of the Prospectus (pages 31-38).

The French offer began on October 7, 2003 and the U.S. offer began on October 27, 2003. The initial offering period under the Offers ended on November 24, 2003. On December 2, 2003, the French Autorité des marchés financiers (the "AMF") announced the provisional results of the Offers. On December 3, 2003, Alcan announced the new executive team and management structure of the enlarged company following completion of its acquisition of Pechiney (see Alcan's press release of December 16, 2003, incorporated by reference herein).

On December 5, 2003, the AMF announced the final results of the initial offering period of the Offers. The AMF indicated that Alcan had secured 92.21% of Pechiney share capital and 93.55% of Pechiney voting rights, on a diluted basis, by securing:

  77,950,776 Pechiney Common Shares, which represents 93.49% of the 83,379,618 Pechiney Common Shares currently outstanding, including Pechiney Common Shares underlying the remaining Pechiney ADSs and remaining Pechiney Bonus Allocation Rights;

  1,598 Pechiney Bonus Allocation Rights, which represents 43.19% of the 3,700 Pechiney Bonus Allocation Rights currently outstanding; and

  7,722,915 Pechiney OCEANEs, which represents 97.65% of the 7,908,636 Pechiney OCEANEs outstanding.

On December 5, 2003, along with its announcement of the final results of the initial offering period of the Offers, the AMF announced the initiation of a subsequent offering period, on the same terms and subject to the same conditions as the terms and conditions of the initial offering period, for the benefit of holders of Pechiney Securities who did not tender during the initial offering period. The subsequent offering period began on December 9, 2003 for both the French offer and the U.S. offer, and will end on December 23, 2003.

On December 15, 2003, Alcan received the Pechiney Securities tendered during the initial offering period in exchange for the cash consideration and Alcan Common Shares, and the Alcan Common Shares were listed on Euronext Paris.

On December 16, 2003, Alcan announced that the composition of Pechiney's Board of Directors was modified following Alcan's acquisition of control of Pechiney on December 15, 2003. Six representatives of Alcan were appointed to Pechiney's twelve-member Board of Directors and Mr. Travis Engen, Alcan's President and Chief Executive Officer, was appointed the Chairman and Chief Executive Office of Pechiney (see Alcan's press release of December 16, 2003 incorporated by reference herein).

If Alcan acquires Pechiney Securities representing at least 95% of the total voting rights in Pechiney, Alcan will launch, subject to applicable law and obtaining the requisite approvals, including the approval by the AMF, a withdrawal offer or offers (offre publique de retrait), or buy-out, which, if following the buy-out Alcan also holds at least 95% of the total share capital in Pechiney, will be followed by a compulsory acquisition (retrait obligatoire), or squeeze-out, of all remaining Pechiney Securities not held by Alcan. The AMF would establish the offer calendar for any such withdrawal offer or compulsory acquisition. The consideration offered in any such withdrawal offer may be different from the consideration offered in this offer, while the consideration offered in any compulsory acquisition will be limited to cash. This cash consideration, which would not be less than the value of the consideration in the withdrawal offer, would be subject to the prior approval of the AMF in France, which reviews its fairness on several bases, including a multi-criteria analysis by an independent appraiser. If such withdrawal offer or compulsory acquisition constitutes a tender offer for U.S. securities law purposes, it may be made to U.S. holders of Pechiney Securities in reliance on the "Tier I" exemption from the U.S. tender offer rules pursuant to Regulation 14D promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). As a result, the withdrawal offer and compulsory acquisition could be conducted in accordance with French law only. Alcan has not determined whether any such withdrawal offer and compulsory acquisition will be made to U.S. holders of Pechiney securities, and expects to make such a determination based on, among other factors, the then number of U.S. holders, the exemptions from the U.S. tender offer rules available to it and whether there is a need to file a registration statement with the SEC in connection with any such transaction.

Pechiney ADSs are listed on the New York Stock Exchange. Following the expiration of the initial offering period on November 24, 2003, the New York Stock Exchange suspended the trading of the Pechiney ADSs. Following the completion of the Offers, and depending upon the aggregate number of Pechiney Securities acquired pursuant to the Offers, the Pechiney ADSs may no longer meet the listing requirements of the New York Stock Exchange and to the extent permitted under applicable laws and the New York Stock Exchange regulations, Alcan intends to seek to cause the termination of Pechiney's deposit agreement relating to the Pechiney ADSs, the delisting of the Pechiney ADSs on the New York Stock Exchange and the de-registration of the Pechiney ADSs and Pechiney Common Shares with the Securities and Exchange Commission. If the deposit agreement for the Pechiney ADSs is terminated, holders of Pechiney ADSs will only have the right to receive the Pechiney Common Shares underlying the Pechiney ADSs upon surrender of any receipt representing the Pechiney ADSs and payment of applicable fees to the Pechiney ADS depositary. There is no U.S. public trading market for the Pechiney Common Shares.

Pechiney Common Shares are listed and traded on Euronext Paris and SEAQ International in London, and Pechiney OCEANEs are listed and traded on Euronext Paris. Following the completion of the Offers, and depending upon the aggregate number of Pechiney Securities acquired pursuant to the Offers, the Pechiney Common Shares and the Pechiney OCEANEs may no longer meet the requirements of Euronext Paris for continued listing and the Pechiney Common Shares may no longer meet the requirements of SEAQ International in London for continued listing.  To the extent permitted under applicable law and stock exchange regulations, Alcan intends to seek to cause the delisting of the Pechiney Common Shares and Pechiney OCEANEs on these exchanges. Furthermore, pursuant to the terms of the Pechiney OCEANEs, if less than 10% of the number of issued Pechiney OCEANEs remains outstanding following the consummation of the Offers, Alcan may cause Pechiney to redeem the Pechiney OCEANEs at a redemption price determined pursuant to the terms of the Pechiney OCEANEs.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As described above, Alcan currently holds 77,950,776 Pechiney Common Shares and, in accordance with Rule 13d-1 promulgated under the Act, is deemed to beneficially own the 7,723,074 Pechiney Common Shares that would be received upon conversion, exchange or exercise of the Pechiney OCEANEs and Pechiney Bonus Allocation Rights, and thus currently beneficially owns 85,673,850 Pechiney Common Shares, representing 92.21% of the Pechiney Common Shares currently outstanding (after giving effect to the deemed the conversion, exchange or exercise of the 7,723,074 Pechiney OCEANEs and Pechiney Bonus Allocation Rights held by Alcan).

Except as set forth in this Statement, neither Alcan, nor, to the knowledge of Alcan, any of the persons listed on Schedule I, (i) beneficially owns any Pechiney Securities or (ii) has been party to any transaction in Pechiney Securities during the past sixty days. Except as set forth in this Statement, to the knowledge of Alcan, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

The information described in items 3 and 4 above is incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information described in items 3 and 4 above is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Exhibit Description

(2) (a)	Prospectus dated October 24, 2003.*
(2) (b)	Letter of Transmittal (Pechiney ADSs).*
(2) (c)	Form of Acceptance for Pechiney Common Shares.*
(2) (d)	Form of Acceptance for Pechiney Bonus Allocation Rights.*
(2) (e)	Form of Acceptance for Pechiney OCEANEs.*
(2) (f)	Agreement, dated as of September 12, 2003, between Alcan Inc. and Pechiney.*
(2) (g)	Letter, dated September 12, 2003, on behalf of Alcan Inc. to Pechiney regarding Pechiney's stock option plans.*
(2) (h)	Text of press release announcing the offer of liquidity agreements by Alcan to Pechiney option holders dated November 18, 2003.**
(2) (i)	Text of press release announcing Alcan's executive management team of the enlarged company dated December 3, 2003.***
(2) (j)	Text of press release announcing that Alcan will re-open the offer for Pechiney dated December 5, 2003.****
(2) (k)	Text of press release announcing Pechiney Board of Directors changes following the acquisition by Alcan dated December 16, 2003.*****

* Incorporated herein by reference to the registration statement on Form S-4 filed with the Securities and Exchange Commission by Alcan (File No. 333-106851).
** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on November 18, 2003.
*** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on December 3, 2003.
**** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on December 5, 2003.
***** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on December 16, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 22, 2003

ALCAN INC.

By:	/s/ Roy Millington
Name: Roy Millington
Title: Corporate Secretary

SCHEDULE I

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Alcan Inc. Unless otherwise indicated, the business address of each such person is c/o Alcan Inc, 1188 Sherbrooke St. West, Montreal, Quebec H3A 3G2 Canada. Except as indicated below, each of the individuals listed below is a Canadian citizen.

Name		Present Principal Occupation or Employment
Board of Directors
L. Yves Fortier

Chairman of the Board, Alcan Inc.
68 years old, Director since 2002
Chairman and Senior Partner, Ogilvy Renault
Former Ambassador and Permanent Representative of Canada to the United Nations
Governor, Hudson's Bay Company
Director, DuPont Canada Inc., Groupe TVA Inc., Nortel Networks Corporation, NOVA Chemicals Corporation and the Royal Bank of Canada

Travis Engen

President and Chief Executive Officer, Alcan Inc.
59 years old, Director since 1996
Member of the U.S. Government's Defense Business Practice Implementation Board
Director, Lyondell Chemical Company, the International Aluminium Institute and the Canadian Council of Chief Executives

Roland Berger		66 years old, Director since 2002 Chairman and global managing partner, Roland Berger Strategy Consultants
L. Denis Desautels

60 years old, Director since 2003
Executive director of the University of Ottawa Centre on Governance.

Chairman, Laurentian Bank of Canada

Director, The Jean Coutu Group (PJC) Inc., Bombardier Inc.

Member, the Accounting Standards Oversight Council of the Canadian Institute of Chartered Accountants

William R. Loomis, Jr.[1]		55 years old, Director since 2002 Limited Managing Director, Lazard LLC and Director, Ripplewood Holdings LLC and Terra Industries Inc.
Christine Morin-Postel		57 years old, Director since 2003 Director, Tractebel Electricity & Gas International, Arlington Capital Investors, 3i Group plc and Pilkington plc.
J.E. Newall		68 years old, Director since 1985 Chairman and Director, NOVA Chemicals Corporation Director, Canadian Pacific Railway Ltd., Maple Leaf Foods Inc. and Royal Bank of Canada
Guy Saint-Pierre		69 years old, Director since 1994 Chairman of the Board, Royal Bank of Canada Director, General Motors of Canada
Gerhard Schulmeyer[2]

65 years old, Director since 1996
Professor, MIT Sloan School of Business
Serves on the Supervisory Board of Thyssen-Bornemisza Holding N.V., the boards of Zurich Financial Services, Ingram Micro Inc., Korn/Ferry as well as the International Adv Banco Santander Central Hispano

1	U.S. citizenship.
2	German citizenship.
3	French citizenship.

Paul M. Tellier		64 years old, Director since 1998 President, Chief Executive Officer and Director of Bombardier Inc. Director, BCE Inc., Bell Canada and McCain Foods
Milton K. Wong

64 years old, Director since 2003

Chairman, HSBC Asset Management (Canada) Limited

Chancellor, Simon Fraser University in British Columbia

Director, Aga Kahn Foundation Canada, the Canada-U.S. Fulbright Program, the Canadiana Fund, the Canadian Institute for Advanced Research, Genome BC, Mr. and Mrs. P.A. Woodward's Foundation, the Pierre Elliott Trudeau Foundation, Stem Cell Network

Executive Officers
Travis Engen[1]		President and Chief Executive Officer,
Richard B. Evans[1]		Executive Vice President, Office of the President
Brian W. Sturgell[1]		Executive Vice President, Office of the President
Geoffery Merszei		Executive Vice President and Chief Financial Officer (CFO)
Gaston Ouellet		Senior Vice President, Human Resources
David McAusland		Senior Vice President, Mergers & Acquisitions, Chief Legal Officer
Daniel Gagnier		Senior Vice President, Corporate and External Affairs
Michael Hanley		Senior Vice President, President, Alcan Bauxite and Alumina
Cynthia Carroll[1]		Senior Vice President, President, Alcan Primary Metal
Martha Finn Brooks[1]		Senior Vice President, President, Alcan Rolled Products Americas and Asia
Christopher Bark-Jones[1]		Senior Vice President, President, Alcan Rolled Products Europe
Michel Jacques		Senior Vice President, President, Alcan Engineered Products
Christel Bories[3]		Senior Vice President, President, Alcan Packaging
Glenn R. Lucas		Vice President and Treasurer
Thomas Harrington[1]		Vice President and Controller
Jean-Dominique Sennard[3]		Senior Vice President
Pierre Vareille[3]		Senior Vice President
Armin Weinhold[2]		Senior Vice President Chief Operating Officer, Alcan Packaging
Roy Millington		Corporate Secretary

3	French citizenship.

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

(2) (a)	Prospectus dated October 24, 2003.*
(2) (b)	Letter of Transmittal (Pechiney ADSs).*
(2) (c)	Form of Acceptance for Pechiney Common Shares.*
(2) (d)	Form of Acceptance for Pechiney Bonus Allocation Rights.*
(2) (e)	Form of Acceptance for Pechiney OCEANEs.*
(2) (f)	Agreement, dated as of September 12, 2003, between Alcan Inc. and Pechiney.*
(2) (g)	Letter, dated September 12, 2003, on behalf of Alcan Inc. to Pechiney regarding Pechiney's stock option plans.*
(2) (h)	Text of press release announcing the offer of liquidity agreements by Alcan to Pechiney option holders dated November 18, 2003.**
(2) (i)	Text of press release announcing Alcan's executive management team of the enlarged company dated December 3, 2003.***
(2) (j)	Text of press release announcing that Alcan will re-open the offer for Pechiney dated December 5, 2003.****
(2) (k)	Text of press release announcing Pechiney Board of Directors changes following the acquisition by Alcan dated December 16, 2003.*****

* Incorporated herein by reference to the registration statement on Form S-4 filed with the Securities and Exchange Commission by Alcan (File No. 333-106851).
** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on November 18, 2003.
*** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on December 3, 2003.
**** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on December 5, 2003.
***** Incorporated herein by reference to the filing made pursuant to Rule 425 with the Securities and Exchange Commission by Alcan on December 16, 2003.